SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

[redacted]

07023609

BY MAIL

May 9, 2007

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of April 2007.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR PROPOSES A $10 MILLION PRIVATE PLACEMENT FINANCING

This news release, required by applicable Canadian laws, is not for distribution to U.S. newswire services or for dissemination in the U.S.

April 20, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or the "Company") has entered into an agreement with MGI Securities Inc. and Haywood Securities Inc. (the "Agents") to raise up to $10 million in a private placement financing consisting of a combination of units ("the Units") at $0.60 per Unit and flow-through common shares ("the Flow-Through Shares") at $0.65 per Flow-Through Share. Each Unit will consist of one common share plus one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase one common share at a price of $0.75 expiring 24 months from the closing date.

Net proceeds will be used to advance the Ville Marie and Lespérance diamond projects in Quebec and the North Thelon uranium joint venture project in Nunavut, as well as general corporate purposes. Closing is expected on May 16, 2007.

The Units and Flow-through Shares will be offered by way of private placement exemptions from the prospectus requirements in such provinces of Canada as the Agents may designate. The Units may also be offered in the United States and other jurisdictions outside of Canada by way of private placement in accordance with applicable laws.

The Company will pay the Agents a fee equal to 7% of the gross proceeds of the offering and will issue the Agents non-transferable warrants (the "Broker Warrants") equal to 7% of the aggregate number of Units and Flow-through Shares issued under the offering. The Broker Warrants will be exercisable for 24 months from the closing date at a price equal to the Unit issue price.

Any participation by insiders of Superior in the offering, which participation will be subject to the approval of independent directors of the Company, will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before 21 days following the filing of the material change report regarding this announcement, if management determines it is necessary or desirable for sound business reasons.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

About Superior Diamonds

Superior Diamonds is a junior Canadian exploration company, primarily searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield within the provinces of Ontario and Québec. Superior's highly skilled team has defined a number of promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and balance its portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, including uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR APPOINTS GIOVANNI SUSIN CHIEF FINANCIAL OFFICER

April 4, 2007

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSX.V)** ("Superior" or "the Company") has appointed Mr. Giovanni Susin to the position of Chief Financial Officer, effective May 1, 2007. Mr. Susin replaces Parkash Athwal, who is leaving the Company for personal reasons.

Mr. Susin has been Superior's Controller since the Company's inception in 2002. He holds a B.B.A. from Simon Fraser University and is a Chartered Accountant. Giovanni articled with Deloitte & Touche LLP and worked in the telecom industry for five years before joining Southwestern Resources Corp. in 2000 as its Controller.

Superior's President and CEO John Paterson said: "The Company and Board thank Ms. Athwal for her many contributions to Superior's success. We are sad to see Ms. Athwal leave, but are pleased she will be consulting to the Company on a part-time basis. We are delighted to have such a qualified candidate as Giovanni to advance into this very important position, and look forward to working with him going forward."

Ms. Athwal said: "I have enjoyed my five years with Superior and working with its talented team of professionals. Today the Company is at an exciting stage in its growth and I wish it every success in the future. I feel it's important for me at this stage to take a break from my career and spend a little more time with my family than I have been able to in the past."

About Superior Diamonds
Superior Diamonds is a junior Canadian exploration company searching for diamonds in the under-explored and highly prospective regions of the Canadian Shield. Over a period of just three years, Superior's highly skilled team has defined four promising target areas through grass roots exploration, and is now focused on prioritizing these targets for drilling. To diversify risk and provide balance in its exploration portfolio, the Company has adopted a strategy to explore for other commodities where it has a proven track record of expertise, primarily uranium. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Québec, and trades on the TSX Venture Exchange under the symbol SUP.

Forward-looking Statements
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statements.

For more information, please contact:

John G. Paterson, President
Superior Diamonds Inc.
(604) 806-0667

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
(705) 525-0992

e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

END